120 Collins Street Melbourne 3000 Australia T +61 (0)3 9283 3333 F +61 (0)3 9283 3707
Press release
Rio Tinto approves further US$3.1 billion for expansion of Pilbara iron ore capacity to 283 million tonnes per annum
20 October 2010
Rio Tinto is to invest a further US$3.1 billion (Rio Tinto share $2.1 billion) in expanding its iron ore infrastructure in the Pilbara. This investment will increase annual infrastructure capacity to 283 million tonnes (Mt/a) during 2013. Further investments will be required to achieve production of 283 Mt/a, such as mine and housing expansions, and approval of these is anticipated within the next 12 months. Rio Tinto has also approved a final feasibility study into increasing Pilbara production capacity to 333 Mt/a.
Since July 2010, Rio Tinto has announced US$6.0 billion (Rio Tinto share US$3.9 billion) of new investment in its world class Pilbara operations with the majority being spent on expansion projects.
Rio Tinto chief executive, Iron ore and Australia, Sam Walsh said: “The single best creator of value for Rio Tinto shareholders is to move more Rio Tinto tonnes through an expanded Cape Lambert. Today we have committed further funds to doing just that.
“Our plan is to boost our capacity by more than 50 per cent to 333 Mt/a, with built-in potential to grow still further. This is the largest mining project ever undertaken in Australia and highlights the quality of our growth options. It confirms Rio Tinto’s strength as Australia’s leading long-term supplier of iron ore, our unrivalled reputation for delivering major projects to plan and our confidence in the long-term outlook for iron ore demand.
“Major contracts have been awarded and the procurement of long lead items commenced for what will ultimately be an additional 1.8 kilometre jetty and four-berth wharf at Cape Lambert. The wharf and jetty will support a two-stage increase in capacity of approximately 50 Mt/a each, and are designed to enable further potential growth beyond 333 Mt/a.”
The US$3.1 billion investment announced today will support port and rail infrastructure works around Cape Lambert, including a two-berth wharf, new stockyard, car dumper, two stackers and reclaimers, rail marshalling yards and six new heavy-haul train units.
The mine developments required to take advantage of this increase in infrastructure capacity are currently being studied. Options identified for review include further expansions to the recently opened Brockman 4 and Western Turner Syncline mines, plus further developments of the Nammuldi mine. These mines are all fully owned by Rio Tinto in the western Pilbara. The Board is expected to make a final investment decision on these mine developments in 2011.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Of the US$6.0 billion approved since July 2010, US$4.4 billion (Rio Tinto share US$2.9 billion) will be invested in growth projects. A further US$1.6 billion (Rio Tinto share US$1.0 billion) will be spent on the development of the Hope Downs 4 project which will allow production to be sustained at 230 Mt/a.
Rio Tinto’s planned growth of its Pilbara iron ore operations to 333 Mt/a consists of the following steps:
•	220 Mt/a — current operating capacity

•	225 Mt/a by end of Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mt/a by end of Q1 2012 — Dampier port incremental (in implementation)

•	283 Mt/a by end of H2 2013 — CLB 1st 50 Mt/a increment (now approved to implement)

•	333 Mt/a by end of H2 2015 — CLB 2nd 50 Mt/a increment (feasibility study now approved)
The construction of the Cape Lambert port expansion, investment in additional rail and mine capacity are subject to the finalisation of a number of State Agreement variations, as well as a number of Government and other approvals.
Note to editors
All “Rio Tinto share” data represent Rio Tinto’s share of cash contributions.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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